Exhibit 99.1

Cango Inc. Announces Results of Extraordinary General Meeting

SHANGHAI, May 16, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that all resolutions presented to the shareholders at its extraordinary general meeting held on May 16, 2025 (the “Extraordinary General Meeting”) were duly passed. Each was approved by no less than 99.3% of the total votes cast, and no less than 80% of the votes cast by non-affiliate shareholders of the Company were in favor of each of the resolutions.

With the passage of these resolutions, the shareholders of the Company approved the Company’s entry into the definitive agreements to sell its existing business in the PRC to Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands, for a total consideration of approximately US$351.94 million in cash as announced by the Company on April 3, 2025. The shareholders also approved certain procedural matters and authorized directors and officers of the Company to take necessary actions to effect the resolutions made in the Extraordinary General Meeting.

The full text of each resolution was included in the notice of the Extraordinary General Meeting, which was furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on April 11, 2025. The full text of each resolution is also available on the Company’s website: ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Cango has deployed its mining operation across strategic locations including North America, the Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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